SOUVENEAR LLC

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

May 27, 2018



Independent Accountant's Review Report

To Management
SouveNEAR LLC
Kansas City, MO

We have reviewed the accompanying balance sheet of SouveNEAR LLC as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 27, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SOUVENEAR LLC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 28,774	$ 20,003
Inventory	32,871	33,580
TOTAL CURRENT ASSETS	61,645	53,583
NON-CURRENT ASSETS		
Furniture and Equipment, Net	21,776	32,299
Security Deposits	3,750	3,750
Other Assets	48	48
TOTAL NON-CURRENT ASSETS	25,574	36,097
TOTAL ASSETS	87,219	89,679
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	35,582	42,217
Current Portion of Notes Payable	7,781	-
TOTAL CURRENT LIABILITIES	43,363	42,217
NON-CURRENT LIABILITIES		
Notes Payable	12,000	17,909
TOTAL LIABILITIES	55,363	60,126
MEMBERS' EQUITY		
Members' Capital	40,698	49,800
Retained Earnings (Deficit)	(8,842)	(20,247)
TOTAL MEMBERS' EQUITY	31,856	29,553
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 87,219	$ 89,679

Unaudited- See accompanying notes.

SOUVENEAR LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Income		
Sales, Net	$ 241,449	$ 147,368
Cost of Goods Sold	138,289	84,419
Gross Profit	103,159	62,949
Operating Expense		
Rent	25,167	16,815
General & Adminstrative	20,794	24,534
Contract Labor	13,678	6,186
Depreciation	10,523	7,750
Travel	3,571	4,765
Repairs & Maintenance	2,935	3,884
Advertising	2,077	4,329
	78,745	68,263
Net Income from Operations	24,414	(5,314)
Other Income (Expense)		
Interest Expense	(5,421)	(1,364)
Net Income	$ 18,992	$ (6,677)

SOUVENEAR LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 18,992	$ (6,677)
Change in Inventory	709	(17,334)
Change in Accounts Payable	(6,634)	12,218
Depreciation	10,523	7,750
Net Cash Flows From Operating Activities	23,590	(4,043)
Cash Flows From Investing Activities		
Change in Furniture and Equipment	-	(35,111)
Change in Security Deposits	-	(3,750)
Net Cash Flows From Investing Activities	-	(38,861)
Cash Flows From Financing Activities		
Change in Notes Payable	1,871	17,909
Change in Members' Capital	(16,689)	39,076
Net Cash Flows From Investing Activities	(14,818)	56,985
Cash at Beginning of Period	20,003	5,921
Net Increase (Decrease) In Cash	8,772	14,082
Cash at End of Period	$ 28,774	$ 20,003

SOUVENEAR LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Starting Equity	$ 29,553	$ -
Change in Members' Capital	(16,689)	36,231
Net Income	18,992	(6,677)
Ending Equity	$ 31,856	$ 29,553

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

SouveNEAR LLC ("the Company") is a limited liability company organized under the laws of the State of Missouri. The Company sells locally made souvenirs and keepsakes from vending machines in airports and other travel-oriented locations.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company records inventory at the lower of cost or market value. Management's experience suggests that losses due to obsolescence or spoliation of inventory are likely to be rare. Thus, no amount has been recorded in the financial statements as an allowance for worthless inventory.

Furniture and Equipment

Furniture and equipment includes vending machines and office equipment used by the Company in its regular operations. The Company capitalizes fixed assets with an original value of $1,000 or more, and a useful life of greater than one year. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The Company has agreements in place with various counterparties to host its vending machines in exchange for fixed rents. The agreements are cancellable with notice by either party and carry no future minimum payment obligations.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States and is not a tax paying entity except in certain limited circumstances. All items of income and expense are reported by the members of the Company on their individual tax returns.

NOTE C- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE D- NOTES PAYABLE

In 2017 and 2016, the Company borrowed funds from a commercial bank for the purpose of funding continuing operations ("the Notes"). The Notes are secured by the assets of the Company and are payable in equal monthly installments until paid in full.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

      Management considered events subsequent to the end of the period but before May 27, 2018, the date that the financial statements were available to be issued.